UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.
(Translation of registrant’s name into English)

Hai Wai Hai Tongxin Mansion Floor 6 Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310008
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following:

Submission of Matters to a Vote of Security Holders.

On November 16, 2023, the Company held its annual meeting of shareholders for its fiscal year ended March 31, 2023. A quorum was present at the meeting as required by the Second Amended and Restated Memorandum and Articles of Association of the Company. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows.

1.	A proposal to elect six directors to the Company’s board of directors to hold office until the next annual meeting and until their successors are duly elected and qualified. No broker non-votes were counted for this proposal.

Director’s Name	Votes For	Votes Against
Lei Liu	11,678,205	540,080
Li Qi	11,678,205	540,080
Caroline Wang	11,677,214	541,071
Jiangliang He	11,677,360	540,925
Genghua Gu	11,677,215	541,070
Pingfan Wu	11,678,351	539,934

2.	A proposal to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024. Broker non-votes were counted for this proposal.

For	Against	Abstain
11,852,564	365,120	601

3.

A proposal that the Company effects a reverse stock split to the Company’s issued and outstanding ordinary shares, par value $0.012 per share (the “Ordinary Shares”), by way of a consolidation of existing issued and outstanding Ordinary Shares at an exchange ratio up to one-for-twenty (1:20) (the “RS Ratio”) such that the number of authorized Ordinary Shares is decreased and the par value of each Ordinary Share is increased by the RS Ratio (the “Reverse Stock Split”) with such Reverse Stock Split to be effected at such time and date, if at all, as determined by the Board of the Directors of the Company in its discretion (“Share Consolidation”).  No broker non-votes were counted for this proposal.

For	Against	Abstain
11,601,725	616,560	0

4.	A proposal to approve the share capital of the Company immediately as a result of the Reverse Stock Split and the Share Consolidation under Proposal 3 increasing from “US$6,010,000 divided into (i) 500,000,000 Ordinary Shares of a par value of US$0.012 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each”, to, in case of a RS Ratio of 1:20, “US$36,010,000 divided into (i) 150,000,000 Ordinary Shares of a par value of US$0.24 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each” (“Authorized Share Increase”). No broker non-votes were counted for this proposal.

For	Against	Abstain
11,603,834	567,231	47,220

5.

A proposal to consider and approve by special resolution the amendment and restatement of the memorandum and articles of association with the form of third amended and restated memorandum and articles of association attached as an Appendix to the Notice of Annual General Meeting of Shareholders, which is the exhibit 99.1 to the report on Form 6-K filed by the Company on November 14, 2023 (the “Third Amended and Restated Memorandum and Articles of Association”) to reflect the above Share Consolidation and Authorized Share Capital Increase, including without limitation, amending clause 8 of the Memorandum of Association, and the Third Amended and Restated Memorandum and Articles of the Company be adopted as the Memorandum and Articles of the Company, to the exclusion of the existing Memorandum and Articles. No broker non-votes were counted for this proposal.

For	Against	Abstain
11,632,424	533,010	52,851

6.	A proposal to approve the Third Amended and Restated 2010 Equity Incentive Plan. No broker non-votes were counted for this proposal.

For	Against	Abstain
11,601,131	610,132	7,022

Pursuant to the foregoing votes, (1) Lei Liu, Li Qi, Caroline Wang, Jiangliang He, Genghua Gu and Pingfan Wu were elected to serve as the Company’s board of directors to hold office until the next annual meeting and until their successors are duly elected and qualified; (2) YCM CPA, Inc. was ratified as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024; (3) the Company will effect a reverse stock split to the Company’s Ordinary Shares, by way of a consolidation at the RS Ratio up to 1:20, with such Reverse Stock Split to be effected at such time and date, if at all, as determined by the Board of the Directors of the Company in its discretion; (4) the share capital of the Company immediately as a result of the Reverse Stock Split and the Share Consolidation under Proposal 3 increases from “US$6,010,000 divided into (i) 500,000,000 Ordinary Shares of a par value of US$0.012 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each”, to, in case of a RS Ratio of 1:20, “US$36,010,000 divided into (i) 150,000,000 Ordinary Shares of a par value of US$0.24 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each”; and (5) the amendment and restatement of the memorandum and articles of association will be amended and restated with the form of Third Amended and Restated Memorandum and Articles of Association to reflect the above Share Consolidation and Authorized Share Capital Increase, including without limitation, amending clause 8 of the Memorandum of Association. Upon receipt of the approval of the shareholders of the Company by special resolution, subject to implementation by the Board, in their sole discretion of the foregoing proposals 3 and 4, the Third Amended and Restated Memorandum and Articles of Association will be adopted as the Memorandum and Articles of the Company, to the exclusion of the existing Memorandum and Articles, and (6) the Third Amended and Restated 2010 Equity Incentive Plan was approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2023	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

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